Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 13, 2023

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your additional comments provided on September 11, 2023 regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on June 26, 2023 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Buffer & Premium Income ETF – September (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes the response to Comment 5 in the Correspondence filed on September 11, 2023. The Staff reiterates its belief that it would be appropriate to use a total return index for the Fund’s broad-based securities benchmark.

Response to Comment 1

The Fund intends to use the S&P 500 Index – Total Return as its broad-based securities benchmark and the S&P 500 Index – Price Return as an additional benchmark.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon